UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) September 30, 2009

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**1-5532-99**	**93-0256820**
(State or other jurisdiction of incorporation)	Commission File Number	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On September 30, 2009, Portland General Electric Company (PGE or the Company) and certain institutional buyers (Buyers) in the private placement market entered into an agreement under which PGE would sell, and the Buyers would purchase, an aggregate of $150 million of PGE's First Mortgage Bonds (Bonds). The Bonds are expected to be issued to the Buyers on or about November 3, 2009 (Original Issue Date). The agreement calls for the Bonds to bear interest from the Original Issue Date at an annual rate of 5.43% and mature on May 3, 2040.

The Bonds will be issued pursuant to a Bond Purchase Agreement between PGE and the Buyers and under PGE's Indenture of Mortgage and Deed of Trust, dated July 1, 1945, as supplemented, between PGE and HSBC Bank USA, National Association (as successor to The Marine Midland Trust Company of New York) in its capacity as trustee, including the Sixty-third Supplemental Indenture dated the Original Issue Date. The Bonds will be redeemable at the option of PGE at the designated "make-whole" redemption price as described in the Sixty-third Supplemental Indenture.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

Date: October 1, 2009   By: /s/ Maria M. Pope
                                          Maria M. Pope
                                          Senior Vice President, Chief Financial
                                          Officer and Treasurer